UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

K-V Pharmaceutical Company
 (Name of Issuer)

Class A Common Stock, $0.01 par value per share
 (Title of Class of Securities)

482740206
 (CUSIP Number)

Alfred Barbagallo
152 West 57th Street, 50th Floor,
New York, NY 10019
(212) 333-0123
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 482740206	Page 2 of 12 Pages

1.	Names of Reporting Persons. KINGDON CAPITAL MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	3,640,000
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	3,640,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,640,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]*
13.	Percent of Class Represented by Amount in Row (11) 7.43%
14.	Type of Reporting Person: IA

* As a result of the agreements described in Item 4, the Reporting Persons (as defined herein) may be deemed to be the beneficial owner of Class A Shares (as defined herein) or Convertible Notes (as defined herein) beneficially owned by the other persons described in Item 4.  This filing does not reflect any (i) Class A Shares or Convertible Notes that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a “group” within the meaning of Section 13(d) of the Act, and the Reporting Persons expressly disclaim such membership, or (ii) Class A Shares underlying Convertible Notes held by the Reporting Persons, or such Convertible Notes, as the Reporting Persons believe that the Convertible Notes are not currently convertible into Class A Shares.

SCHEDULE 13D

CUSIP No.: 482740206	Page 3 of 12 Pages

1.	Names of Reporting Persons. MARK KINGDON
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	3,640,000
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	3,640,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,640,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]*
13.	Percent of Class Represented by Amount in Row (11) 7.43%
14.	Type of Reporting Person: IN, HC

* As a result of the agreements described in Item 4, the Reporting Persons (as defined herein) may be deemed to be the beneficial owner of Class A Shares (as defined herein) or Convertible Notes (as defined herein) beneficially owned by the other persons described in Item 4.  This filing does not reflect any (i) Class A Shares or Convertible Notes that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a “group” within the meaning of Section 13(d) of the Act, and the Reporting Persons expressly disclaim such membership, or (ii) Class A Shares underlying Convertible Notes held by the Reporting Persons, or such Convertible Notes, as the Reporting Persons believe that the Convertible Notes are not currently convertible into Class A Shares.

SCHEDULE 13D

Page 4 of 12 Pages

Item 1.                                Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A Common Stock, $0.01 par value per share (the “Class A Shares”), of K-V Pharmaceutical Company (the “Issuer”), whose principal executive offices are located at 16440 Chesterfield Grove Rd., Chesterfield, MO 63005.

Item 2.                                Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Kingdon Capital Management, L.L.C. (“KCM”), and
ii.	Mark Kingdon (“Mr. Kingdon”).

This Schedule 13D relates to Class A Shares held by Kingdon Associates, a New York limited partnership, Kingdon Credit Master Fund L.P., a Cayman Islands limited partnership, Kingdon Family Partnership, L.P., a New York limited partnership, and M. Kingdon Offshore Master Fund L.P. a Cayman Islands limited partnership (collectively, “Kingdon”).  KCM acts as investment adviser to the Kingdon and also as general partner to Kingdon Associates and Kingdon Family Partnership, L.P.  Mr. Kingdon is the President and sole Managing Member of KCM.

KCM is a Delaware limited liability company and Mr. Kingdon is a citizen of the United States of America.  The business address of both Reporting Persons is 152 West 57th Street, 50th Floor, New York, NY 10019.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of KCM is provided in Exhibit B, which is incorporated by reference herein

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Class A Shares reported herein by the Reporting Persons were generated from the working capital of the KCM.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Class A Shares reported herein.  A total of approximately $8,878,662.28 was paid to acquire the Class A Shares reported herein.

SCHEDULE 13D

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Item 4.                                Purpose of Transaction

On August 4, 2012, each of the Issuer, K-V Discovery Solutions, Inc., DrugTech Corporation, FP1096, Inc., K-V Generic Pharmaceuticals, Inc., K-V Solutions USA, Inc., Ther-Rx Corporation and Zeratech Technologies USA, Inc. (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. §§ 101, et seq. (the “Bankruptcy Code”), with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

On May 3, 2013, the Issuer and (i) Capital Ventures International (“CVI”), (ii) Greywolf Capital Overseas Master Fund, Greywolf Capital Partners II LP, and Greywolf Opportunities Fund LLC (collectively, “Greywolf”), (iii) Kingdon Associates, Kingdon Credit Master Fund L.P., Kingdon Family Partnership, L.P., and M. Kingdon Offshore Master Fund L.P. (collectively, “Kingdon”), and (iv) Deutsche Bank Securities Inc., solely with respect to the Distressed Products Group thereof (“DBSI-DPG”, and together with CVI, Greywolf and Kingdon, the “Investors”) entered into a Stock Purchase and Backstop Agreement (the “Original Agreement”).  The Original Agreement contemplated, among other things, a financial restructuring of the Issuer and the other Debtors pursuant to a chapter 11 plan of reorganization of the Debtors (the “Restructuring”) pursuant to which: (i) on the terms and subject to the conditions of the Original Agreement, the Investors would purchase directly from the Issuer (the “Direct Purchase Commitment”) in the aggregate 8,250,000 shares of the new common stock of the reorganized Issuer (“New Common Stock”) at a price of $20.00 per share; (ii) holders of the 2.5% Contingent Convertible Subordinated Notes due 2033 issued pursuant to that certain indenture (as amended) dated as of May 16, 2003, among the Issuer and Deutsche Bank Trust Company Americas, as indenture trustee (the “Convertible Notes”) would receive, in full satisfaction of their claims in respect thereof, (A) the opportunity to participate in the rights offering described in clause (iii) below and (B) their pro rata share of 842,697 shares of New Common Stock (the “Convertible Distribution”); (iii) the Issuer would conduct a rights offering pursuant to which holders of Convertible Notes that are “accredited investors” would have the opportunity (pro rata based on their relative holdings of the Convertible Notes) to purchase up to 4,250,000 shares of New Common Stock at a price of $20.00 per share (the “Rights Offering”); (iv) on the terms and subject to the conditions of the Original Agreement, certain of the Investors would purchase any shares of New Common Stock which are not subscribed for in the Rights Offering; (v) on the terms and subject to the conditions of the Original Agreement, the Issuer would issue and deliver to the Investors in the aggregate 702,247 shares of New Common Stock as a commitment fee (the “Commitment Fee”); and (vi) the proceeds from the Rights Offering and direct purchase would be used to fund cash payments to be made by the Issuer pursuant to the Restructuring, including to make cash payments to holders of the Issuer’s 12% Senior Secured Notes due March 15, 2015 (the “Senior Notes”) in respect thereof.  However, in response to an alternative restructuring plan proposed by Silver Point Finance, LLC (“SilverPoint”), a holder of Senior Notes, the Issuer did not seek the Bankruptcy Court’s approval of the Original Agreement (without which the Original Agreement was never effective) and did not proceed with the transactions contemplated thereby.

Following further negotiations among the Investors and the Issuer, on May 28, 2013, the Investors and the Issuer executed an Amended and Restated Stock Purchase and Backstop Agreement, which amended and restated the Original Agreement in its entirety (the “Amended Agreement”).  The Amended Agreement and the Restructuring contemplated thereby were substantially similar to the Original Agreement and the Restructuring contemplated thereby, except that: (i) the Direct Purchase Commitment was reduced to an aggregate of 3,750,000 shares of New Common Stock; (ii) the Convertible Distribution was increased to 1,093,750 shares of New Common Stock; (iii) the shares of New Common Stock to be offered in the Rights Offering (including shares underlying rights which the Investors agreed to exercise) were increased to 10,000,000 shares of New Common Stock; (iv) the Investors agreed to exercise all of their rights to purchase shares of New Common Stock in connection

SCHEDULE 13D

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with the Rights Offering; and (v) the shares issuable as a Commitment Fee increased to an aggregate of 781,250 shares of New Common Stock.  However, in response to further proposals from SilverPoint, the Issuer did not seek the Bankruptcy Court’s approval of the Amended Agreement (without which the Amended Agreement was never effective) and did not proceed with the transactions contemplated thereby.

Following further negotiations among the Investors, the Issuer and SilverPoint, on June 6, 2013, the Investors entered into the following agreements: (i) a Second Amended and Restated Stock Purchase and Backstop Agreement (the “SPBA”), dated as of June 6, 2013, by and among the Issuer and the Investors; and (ii) a Plan Support Agreement (the “PSA”), dated as of June 6, 2013, by and among the Investors and certain other holders of Convertible Notes signatory thereto (collectively, the “Ad Hoc Group”). In addition, on June 21, 2013, the Investors entered into a Share Purchase Agreement (the “SP Agreement”), dated as of June 21, 2013, by and among the Investors, SilverPoint and the Issuer, in connection with a settlement among the Issuer, SilverPoint, and the Investors with respect to the Restructuring. The summaries of the SPBA, the PSA and the SP Agreement below are qualified in their entirety by reference to the text of the SPBA, the PSA and the SP Agreement, copies of which are attached hereto as Exhibit C, Exhibit D and Exhibit E respectively and are incorporated herein by reference. All capitalized terms not herein defined are defined in the SPBA. In connection with the execution of the SP Agreement, the Chapter 11 Plan (as defined in the SPBA) and the form of the New Stockholders Agreement (as defined in the SPBA) (which were both exhibits to the SPBA) were amended with the consent of the Investors and the Issuer, copies of which are attached hereto as Exhibit F and Exhibit G respectively and are incorporated herein by reference. The SPBA, the Chapter 11 Plan (as defined in the SPBA), the PSA and the SP Agreement contemplate a Restructuring supported by each of the Investors, the Debtors, the Ad Hoc Group and SilverPoint.

The SPBA provides, among other things, on the terms and subject to the conditions therein, that the Restructuring shall be on terms substantially similar to the terms set forth in the Amended Agreement except: (i) the shares to be offered in the Rights Offering (including shares underlying rights which the Investors, and members of the Ad Hoc Group, agree to exercise) were increased to 11,900,000 shares of New Common Stock; and (ii) the Direct Purchase Commitment was further reduced to an aggregate of 1,850,000 shares of New Common Stock.  The SPBA contemplates that at the effective time of the Restructuring the Issuer, the Investors and certain other holders of New Common Stock will enter into a stockholders agreement in the form and substance attached as Exhibit D to the SPBA, providing for, among other things, board representation, transfer restrictions, drag-along and tag-along rights and preemptive rights.

The PSA provides, among other things, on the terms and subject to the conditions therein, that: (i) the Ad Hoc Group will support the Restructuring and the confirmation and implementation of the Chapter 11 Plan (as defined in the SPBA); (ii) each Ad Hoc Group member will purchase certain shares of New Common Stock which are not subscribed for in the Rights Offering (subject to a cap as set forth in the PSA); and (iii) upon the Closing (as defined in the SPBA), such Ad Hoc Group Member shall be entitled to receive a portion of the Commitment Fee shares otherwise payable to the Investors under the SPBA.

The SP Agreement provides, among other things, on the terms and subject to the conditions therein, that upon the Closing contemplated by the SPBA: (i) the Issuer shall sell to SilverPoint, in lieu of to the Investors, a number of Direct Subscription Shares set forth in the SP Agreement; (ii) SilverPoint shall, to the extent Investors are required to purchase any Unsubscribed Shares (as defined in the SPBA) pursuant to the SPBA, purchase such Unsubscribed Shares in the manner and in such amounts as set forth in the SP Agreement; and (iii) the Issuer shall issue and deliver to

SCHEDULE 13D

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SilverPoint, in lieu of to the Investors, a number of Commitment Fee Shares as set forth in the SP Agreement.

Assuming the Restructuring and the other transactions contemplated by the SPBA, PSA and SP Agreement are consummated in accordance with their respective terms, immediately following the Closing the Reporting Persons would own 1,535,023 shares of New Common Stock, representing approximately 9.82% of the then issued and outstanding shares of New Common Stock, not including any New Common Stock that may be issued pursuant to any management incentive arrangements.

As a result of the arrangements in the SPBA, the PSA and the SP Agreement, the Reporting Persons may be deemed members of a “group” within the meaning of Section 13(d) of the Act with the other Investors, the Ad Hoc Group and/or SilverPoint, as applicable. The Reporting Persons expressly disclaim (i) membership in a group with any of the other Investors, the Ad Hoc Group and/or SilverPoint and (ii) beneficial ownership of any Class A Shares or Convertible Notes held by any of the other Investors, the Ad Hoc Group and/or SilverPoint.

The Reporting Persons are not party to any additional ongoing agreements with respect to the voting or disposition of the Class A Shares or the Convertible Notes.

The Class A Shares to which this statement relates were acquired  the Reporting Persons in the ordinary course of such business and not in connection with the Restructuring.

The Convertible Notes owned by the Reporting Persons were acquired by the Reporting Persons in the ordinary course of business.

The Reporting Persons intend to review their investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results referenced in this Item 4.  The Reporting Persons may work with the Investors, the Debtors, SilverPoint and/or the members of the Ad Hoc Group and their respective advisors, the Debtor’s other equityholders or creditors and other stakeholders to develop plans and proposals regarding the Issuer.

Notwithstanding anything contained herein, but subject to their obligations under the SPBA, the PSA and the SP Agreement, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. Other than as described in this statement, neither Reporting Person nor, to the Reporting Persons’ best knowledge, any of the persons listed in Exhibit B hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.                                Interest in Securities of the Issuer

(a, b) The Reporting Persons share the power to vote and to dispose of 3,640,000 Class A Shares, which represents approximately 7.43% of the Class A Shares outstanding. The beneficial ownership percentage figure is based upon information in the Issuer’s Schedule 14A filed on July 26, 2012, indicating that, as of July 19, 2012, the total number of outstanding Class A Shares was 49,007,569.

SCHEDULE 13D

Page 8 of 12 Pages

The Reporting Persons expressly disclaim membership in a “group” within the meaning of Section 13(d) of the Act with any of the persons described in Item 4, and the aggregate number of Class A Shares described herein as beneficially owned by the Reporting Persons does not include any Class A Shares or Convertible Notes beneficially owned by any other member of such a “group”.  Additionally, the aggregate number of Class A Shares described herein as beneficially owned by the Reporting Persons does not include any Class A Shares underlying Convertible Notes held by the Reporting Persons, or such Convertible Notes, as the Reporting Persons believe that the Convertible Notes are not currently convertible into Class A Shares.

Immediately after the consummation of the Restructuring, and assuming the Restructuring is consummated and each of the SPBA, PSA and SP Agreement are consummated in accordance with their respective terms, the Reporting Persons are expected to own 1,535,023 shares of New Common Stock, representing approximately 9.82% of the then issued and outstanding shares of New Common Stock, not including any New Common Stock that may be issued pursuant to any management incentive arrangements.

(c) This Item 5(c) is not applicable.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4, including the description of the SPBA, the PSA and the SP Agreement and the transactions contemplated thereby, and the text of the SPBA, the PSA and the SP Agreement, which are attached to this Statement as Exhibit C, Exhibit D and Exhibit E, respectively, are incorporated herein by reference. To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2, or between the persons named in Item 2 and any other person, with respect to any securities of the Issuer, except as described herein.

Item 7.                                Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement
Exhibit B:	Officer and Directors of Kingdon Capital Management, L.L.C.
Exhibit C:	Second Amended and Restated Stock Purchase and Backstop Agreement, dated as of June 6, 2013, incorporated herein by reference to Exhibit 99.1 to the Deutsche Bank AG Schedule 13D filed with the Commission on July 12, 2013
Exhibit D:	Plan Support Agreement, dated as of June 6, 2013, incorporated herein by reference to Exhibit 99.2 to the Deutsche Bank AG Schedule 13D filed with the Commission on July 12, 2013
Exhibit E:	Share Purchase Agreement, dated as of June 21, 2013, incorporated herein by reference to Exhibit 99.3 to the Deutsche Bank AG Schedule 13D filed with the Commission on July 12, 2013
Exhibit F:	Chapter 11 Plan, amended as of June 21, 2013, incorporated herein by reference to Exhibit 99.4 to the Deutsche Bank AG Schedule 13D filed with the Commission on July 12, 2013

SCHEDULE 13D

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Exhibit G:	Form of New Stockholders Agreement, amended as of June 21, 2013, incorporated herein by reference to Exhibit 99.5 to the Deutsche Bank AG Schedule 13D filed with the Commission on July 12, 2013

SCHEDULE 13D

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KINGDON CAPITAL MANAGEMENT, L.L.C.

By:	/s/ William Walsh
Name:	William Walsh
Title:	Chief Financial Officer

/s/ Mark Kingdon
Mark Kingdon

July 16, 2013

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 11 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of K-V Pharmaceutical Company, dated as of July 16, 2013 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

KINGDON CAPITAL MANAGEMENT, L.L.C.

By:	/s/ William Walsh
Name:	William Walsh
Title:	Chief Financial Officer

/s/ Mark Kingdon
Mark Kingdon

July 16, 2013

SCHEDULE 13D

Page 12 of 12 Pages

EXHIBIT B

OFFICER AND DIRECTORS OF KINGDON CAPITAL MANAGEMENT, L.L.C.

The name and present principal occupation of each officer and director of Kingdon Capital Management, L.L.C. are set forth below.  The business address of each person listed below is 152 West 57th Street, 50th Floor, New York, NY 10019, and each person listed below is a citizen of the United States of America.

Name	Present Principal Occupation
Mark Kingdon	President and Managing Member of Kingdon Capital Management, L.L.C.
William Walsh	Chief Financial Officer of Kingdon Capital Management, L.L.C.
Michael Mackey	Co-Chief Investment Officer of Kingdon Capital Management, L.L.C.
Richard Rieger	Co-Chief Investment Officer of Kingdon Capital Management, L.L.C.
Alan Winters	Chief Operating Officer of Kingdon Capital Management, L.L.C.